FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                              For the month of May


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


BG GROUP PLC
2007 FIRST QUARTER RESULTS
--------------------------------------------------------------------------------


BG Group's Chief Executive, Frank Chapman said:

"BG has delivered a good operating performance against a background of softer commodity prices and a weaker US dollar. In addition, the ramping up of production from Buzzard, a new LNG supply agreement from Nigeria and the award of an initial FEED contract for the Karachaganak Phase III expansion represent solid progress against our long-term growth programme."


HIGHLIGHTS

                                                         First Quarter
Business Performance(i)                                 2007       2006
                                                        GBPm       GBPm
Revenue and other operating income                     1 980      1 972      -

Total operating profit including share of
pre-tax operating results from joint ventures and
associates                                               823        958    -14%

Earnings for the period                                  448        563    -20%

Earnings per share                                      13.1p      16.0p   -18%

Total results for the period
(including disposals, re-measurements and impairments)

Revenue and other operating income                     1 947      1 996     -2%

Operating profit before share of results from joint
ventures and associates                                  734        912    -20%

Total operating profit including share of pre- tax
operating results from joint ventures and
associates                                               789        982    -20%

Earnings for the period                                  432        578    -25%

Earnings per share                                      12.7p      16.4p   -23%


i) 'Business Performance' excludes disposals, certain re-measurements and impairments as exclusion of these items provides a clear and consistent presentation of the underlying operating performance of the Group's ongoing business. For further explanation of Business Performance and the presentation of results from joint ventures and associates, see Presentation of Non-GAAP measures, page 10 and Results Presentation, page
     3. Unless otherwise stated, the results discussed in this release relate to BG Group's Business Performance.


HIGHLIGHTS


   -Earnings were GBP448 million for the first quarter.

   -At constant US$/UKGBP exchange rates and upstream prices, total operating profit would have increased by 3% for the first quarter.

   -LNG managed volumes increased by 25%.

   -Agreed to acquire Masspower power plant, USA.

   -Sale of selected Canadian exploration and production assets.

   -Sale and Purchase Agreement signed with Nigeria LNG for the acquisition of 2.25 mtpa from Train 7 for a 20 year term.

   -Shareholders' Agreement signed for OKLNG, Nigeria.

   -Shareholders' Agreement signed for Quintero LNG, Chile.

   -Signed a Production Sharing Contract for a 45% interest in Block
    KG-OSN-2004/1 in the Krishna-Godavari basin, India.

   -Capital investment of GBP869 million included the acquisitions of the Lake
    Road and Serene power plants.




                              RESULTS PRESENTATION


The presentation of BG Group's results under IFRS separately identifies the effect of:

  - The re-measurement of certain financial instruments.
  - Profits and losses on the disposal and impairment of non-current assets and businesses.

These items are excluded from Business Performance in order to provide readers with a clear and consistent presentation of the underlying operating performance of the Group's ongoing businesses.

Under IFRS the results of joint ventures and associates are presented net of finance costs and tax (see page 12). Given the relevance of these businesses within BG Group, the results of joint ventures and associates are presented both before interest and tax, and after tax. The pre-interest and tax result is included in Business Performance discussed on pages 4 to 9. The table below sets out the amounts related to joint ventures and associates, re-measurements under IAS 39 and profits on disposal and impairment of non-current assets and businesses.

                                                 Disposals,
First Quarter                Business         re-measurements         Total
                            Performance      and impairments(i)       Result
                          2007      2006     2007          2006    2007    2006
                          GBPm      GBPm     GBPm          GBPm    GBPm    GBPm
Operating profit before
share of results from
joint ventures and
associates                 768       888      (33)           24     735     912

Profits and losses on
disposal of non-current
assets  and impairments      -         -       (1)            -      (1)      -

Operating profit before
share of results from
joint ventures
and associates             768       888      (34)           24     734     912

Pre-tax share of
operating results
of joint ventures
and associates              55        70        -             -      55      70
Total operating profit     823       958      (34)           24     789     982

Net finance costs
Finance income              33        36        5             3      38      39
Finance costs              (30)      (19)      (4)           (3)    (34)    (22)
Share of joint
ventures and
associates                 (12)      (16)       -             -     (12)    (16)

                            (9)        1        1             -      (8)      1
Taxation
Taxation                  (357)     (368)      17           (10)   (340)   (378)
Share of joint ventures
and associates               1       (16)       -             -       1     (16)

                          (356)     (384)      17           (10)   (339)   (394)

Profit for the period      458       575      (16)           14     442     589

Profit attributable to:
Shareholders (earnings)    448       563      (16)           15     432     578
Minority interest           10        12        -            (1)     10      11

                           458       575      (16)           14     442     589


i) Re-measurements excluded from Business Performance

   The IAS 39 re-measurements reflect movements in external market prices and exchange rates. Financial instruments include certain long-term UK gas contracts which are classified as derivatives under IAS 39 due to the nature of the contract terms and are therefore required to be marked-to-market. This treatment has no impact on the ongoing cashflows of the business and these unrealised mark-to-market movements are best presented separately from underlying business performance. For an explanation of Non-GAAP measures see page 10.



                                BUSINESS REVIEW


The results discussed in this Business Review (pages 4 to 9) relate to BG Group's performance excluding disposals, re-measurements and impairments. For the impact and a description of these items, see the consolidated income statement (page 12) and Note 2 of the accounts (page 17). Results at constant US$/UKGBP exchange rates and upstream prices are also quoted. See Presentation of Non-GAAP measures (page 10) for an explanation of these metrics.


                                     GROUP

Business Performance                                    First Quarter
                                                        2007      2006
                                                        GBPm      GBPm
Revenue and other operating income                     1 980     1 972       -

Total operating profit including share of pre-tax results from joint ventures and associates

Exploration and Production                               626       726     -14%
Liquefied Natural Gas                                    121       138     -12%
Transmission and Distribution                             50        65     -23%
Power Generation                                          38        39      -3%
Other activities                                         (12)      (10)    -20%

                                                         823       958     -14%

Net finance costs                                         (9)        1       -
Taxation                                                (356)     (384)     -7%
Earnings                                                 448       563     -20%
Earnings per share                                      13.1p     16.0p    -18%

Capital investment                                       869       386    +125%


Revenue and other operating income was broadly in line with the prior year. Increased volumes in all segments were offset by lower prices in the E&P and LNG segments and the weaker US$/UKGBP exchange rate.

Total operating profit of GBP823 million reflected a 4% increase in E&P production volumes, offset by lower commodity prices and a weaker US$/UKGBP exchange rate. At constant US$/UKGBP exchange rates and upstream prices, underlying total operating profit would have increased by 3%.

The increase in the Group's effective tax rate (including BG Group's share of joint ventures and associates) from 40% to 43.7% reflects the increase in the North Sea tax rate which became effective from the second quarter 2006.

Cash conversion remained strong with cash generated by operations of GBP1 086 million.


Capital investment in the quarter of GBP869 million included power plant acquisitions of GBP431 million in the USA and Italy, E&P acquisitions of GBP67 million in the UK, and continuing investment in North America and the Caribbean (GBP110 million), Europe and Central Asia (GBP113 million), Mediterranean Basin and Africa (GBP93 million), Asia Pacific (GBP36 million) and South America (GBP19 million).

As at 31 March 2007, the Group had returned GBP105 million to shareholders as part of the share repurchase programme announced on 8 February 2007. As at 31 March 2007, net borrowings were GBP27 million.


                           EXPLORATION AND PRODUCTION


Business Performance                                     First Quarter
                                                        2007       2006
                                                        GBPm       GBPm
Production volumes (mmboe)                              58.2       55.8     +4%

Revenue and other operating income                     1 027      1 073     -4%

Total operating profit                                   626        726    -14%

Capital investment                                       359        271    +32%

Additional operating and financial data are given on page 23.


E&P total operating profit of GBP626 million reflected a 4% increase in volumes, offset by lower commodity prices and a weaker US$/UKGBP exchange rate. At constant US$/UKGBP exchange rates and upstream prices, total operating profit would have increased by 6%.

Production volumes increased by 4% principally due to Atlantic/Cromarty and the start-up of the Buzzard field in the UK.

Unit operating expenditure was up 33 pence to GBP2.51 per boe reflecting the start-up of new fields in the UK and maintenance activity.

The exploration charge of GBP56 million is GBP12 million higher than 2006 reflecting the increased exploration activities across the Group.

The Group's average realised international gas price was 16.3 pence (2006 18.4 pence) per produced therm reflecting lower Henry Hub prices and a weaker US$/UKGBP exchange rate. In the UK, the average realised price per produced therm was 37.0 pence (2006 38.8 pence).

Capital investment of GBP359 million included expenditure in Egypt (GBP28 million), India (GBP31 million), Trinidad and Tobago (GBP21 million), Tunisia (GBP63 million) and the UK (GBP141 million).


                       First quarter business highlights


In February, Stage 1 of the Front-End Engineering and Design contract for Phase III of the development of the Karachaganak Processing Complex in Kazakhstan was awarded.

On 2 March, BG Group announced that, together with Oil and Natural Gas Corporation Limited, it had signed a Production Sharing Contract (PSC) with the Government of India for Block KG-OSN-2004/1, awarded in the NELP VI licensing round. BG Group has a 45% interest in the shallow water block, which covers an area of approximately 1 131 square kilometres and is located in the Krishna-Godavari basin off the east coast of India.

On 6 March, BG Group announced that it had signed a Sale and Purchase Agreement for the sale of producing assets in Canada - Bubbles, Ojay and Copton/Lynx - for a final consideration of C$516 million (approximately US$437 million). BG Group retains exploration prospects in Canada and Alaska. The sale completed on 2 April.

On 8 March, the PSC in Nigeria for offshore Block OPL 286 was completed by BG Group and partners (BG Group 66% and operator).

On 30 March, BG Group completed the acquisition of a further 11.45% of Armada and 1.0134% of Everest fields in the UKCS.

In March, the Venezuela and Trinidad and Tobago governments signed a framework agreement on sharing cross-border reserves in the Plataforma Deltana which includes the Manatee discovery (BG Group 50%).




                             LIQUEFIED NATURAL GAS



Business Performance                                     First Quarter
                                                        2007       2006
                                                        GBPm       GBPm
Revenue and other operating income                       697        653     +7%

Total operating profit
Shipping and marketing                                   115        126     -9%
Liquefaction                                              25         30    -17%
Business development and other                           (19)       (18)    +6%

                                                         121        138    -12%

Capital investment                                        60         88    -32%

Additional operating and financial data are given on page 23.


LNG total operating profit fell by GBP17 million to GBP121 million as higher volumes were more than offset by the lower Henry Hub price and the weaker US$/UKGBP exchange rate.

In shipping and marketing, total operating profit of GBP115 million was down 9%, reflecting the weaker US$ and lower Henry Hub price. At constant US$/UKGBP exchange rates, shipping and marketing underlying total operating profit would have increased by 2%.

Managed volumes were up 25% due to increased long-term contracted supply and higher spot cargo availability.

BG Group's share of operating profit from liquefaction activities decreased by GBP5 million to GBP25 million, principally due to lower Henry Hub prices.

Capital investment includes GBP43 million relating to LNG vessels, GBP6 million relating to regasification development projects and GBP9 million in Atlantic LNG.


                       First quarter business highlights


On 12 February, BG Group announced that it had signed a Sale and Purchase Agreement with Nigeria LNG for the acquisition of 2.25 million tonnes per annum
(mtpa) of LNG for a 20 year term from the planned Train 7 project in Finima, Bonny Island, Nigeria.

On 22 March, BG Group and its partners signed the Shareholders' Agreement for the OKLNG project in Nigeria (BG Group 13.5%). The Agreement governs the OKLNG Free Zone Enterprise, and the development of the OKLNG Project.

During the first quarter, BG Group signed the Shareholders' Agreement for GNL Quintero S.A., (BG Group 40%). GNL Quintero has been formed to construct, own and operate an LNG import facility in Quintero Bay, Chile.

In February, work was suspended at the Brindisi LNG site following allegations regarding the permitting process for the project. Further details of this post balance sheet event, were included in the 2006 Annual Report and Accounts.


                         TRANSMISSION AND DISTRIBUTION


Business Performance                                  First Quarter
                                                     2007       2006
                                                     GBPm       GBPm
Revenue and other operating income
Comgas                                                174        168        +4%
Other                                                  46         35       +31%

                                                      220        203        +8%

Total operating profit
Comgas                                                 40         50       -20%
Other                                                  10         15       -33%

                                                       50         65       -23%

Capital investment                                     16         25       -36%


T&D total operating profit for the quarter was GBP50 million.

At Comgas, in Brazil, total operating profit of GBP40 million was down GBP10 million as the 7% increase in volumes was offset by the adverse effect of the Brazilian Real (BRL) exchange rate, movements in the regulatory current account and higher costs. Operating profit in the quarter includes GBP2 million (2006 GBP5 million) to be passed back to customers in future periods. At the end of the quarter, the total to be passed back to customers in future periods is GBP8 million.

Profits derived from Interconnector capacity were GBP5 million lower reflecting lower differentials between UK and European gas prices.

Capital investment mainly represents the development of the Comgas pipeline network.




                                POWER GENERATION



Business Performance                                   First Quarter
                                                       2007      2006
                                                       GBPm      GBPm
Revenue and other operating income                       96        92       +4%

Total operating profit                                   38        39       -3%

Capital investment                                      433         1        -



The increase in revenue is primarily due to the pass through of gas costs. Total operating profit of GBP38 million in the quarter was broadly in line with 2006. This includes a one-off contribution from the settlement of a contractual dispute at Premier Power, and lower profits at Seabank where one-off insurance proceeds arose in 2006.

Capital investment relates primarily to the acquisitions of the Lake Road power plant in the USA and the remaining equity (66.3%) of Serene S.p.A in Italy.


                       First quarter business highlights


The acquisition of the Lake Road power plant, located in Connecticut, USA completed on 13 March and the acquisition of the remaining equity in the Serene power plants, Italy completed on 14 February.

On 2 April, BG Group announced that it had signed a Sale and Purchase Agreement to acquire the Masspower power plant, a 262 MW gas- and oil-fired combined cycle facility located in Indian Orchard, Massachusetts, USA for US$150 million. The purchase completed on 1 May 2007.


                      Presentation of Non-GAAP measures

  Business Performance

  'Business Performance' excludes disposals, certain re-measurements and impairments (see below) as exclusion of these items provides a clear and consistent presentation of the underlying operating performance of the Group's ongoing business.

  BG Group uses commodity instruments to manage price exposures associated with its marketing and optimisation activity in the UK and US. This activity enables the Group to take advantage of commodity price movements. It is considered more appropriate to include both unrealised and realised gains and losses arising from the mark-to-market of derivatives associated with this activity in 'Business Performance'.

  Disposals, certain re-measurements and impairments

  BG Group's commercial arrangements for marketing gas include the use of long-term gas sales contracts. Whilst the activity surrounding these contracts involves the physical delivery of gas, certain UK gas sales contracts are classified as derivatives under the rules of IAS 39 and are required to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the comparison between current market gas prices and the actual prices to be realised under the gas sales contract.

  BG Group also uses commodity instruments to manage certain price exposures in respect of optimising the timing of its gas sales associated with contracted UK storage and pipeline capacity. These instruments are also required to be measured at fair value at the balance sheet date under IAS 39. However, IAS 39 does not allow the matching of these fair values to the economically hedged value of the related gas in storage (taking account of gas prices based on the forward curve or expected delivery destination and the associated storage and capacity costs).

  BG Group also uses financial instruments, including derivatives, to manage foreign exchange and interest rate exposure. These instruments are required to be recognised at fair value or amortised cost on the balance sheet in accordance with IAS 39. Most of these instruments have been designated either as hedges of foreign exchange movements associated with the Group's net investments in foreign operations, or as hedges of interest rate risk. Where these instruments cannot be designated as hedges under IAS 39, unrealised movements in fair value are recorded in the income statement.

  Unrealised gains and losses in respect of long-term gas sales contracts and derivatives associated with gas in UK storage and pipeline facilities and interest rate and foreign exchange exposure in respect of financial instruments which cannot be designated as hedges under IAS 39 are disclosed separately as 'disposals, re-measurements and impairments'. Realised gains and losses relating to these instruments are included in Business Performance. This presentation best reflects the underlying performance of the business since it distinguishes between the temporary timing differences associated with re-measurements under IAS 39 rules and actual realised gains and losses.

  BG Group has also separately identified profits and losses associated with the disposal of non-current assets, closures and impairments, as they are items which require separate disclosure in order to provide a clearer understanding of the results for the period.

  For a reconciliation between the overall results and Business Performance and details of disposals, re-measurements and impairments, see the consolidated income statement, page 12 and note 2 to the accounts, page 17.

  Joint ventures and associates

  Under IFRS the results from jointly controlled entities (joint ventures) and associates, accounted for under the equity method, are required to be presented net of finance costs and tax on the face of the income statement. Given the relevance of these businesses within BG Group, the results of joint ventures and associates are presented before interest and tax, and after tax. This approach provides additional information on the source of BG Group's operating profits. For a reconciliation between operating profit and earnings including and excluding the results of joint ventures and associates, see Note 3 to the accounts, page 18.

  Exchange rates and prices

  BG Group also discloses certain information, as indicated, at constant US$/UKGBP exchange rates and upstream prices. The presentation of results in this manner is intended to provide additional information to explain further the underlying trends in the business.

  Net borrowings/funds

  BG Group provides a reconciliation of net borrowings/funds and an analysis of the amounts included within net borrowings/funds as this is an important liquidity measure for the Group.



LEGAL NOTICE

These results include "forward-looking information" within the meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve BG Group's growth programme, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed,
(viii) fluctuations in exchange rates, in particular the US$/UKGBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2006. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.



                         CONSOLIDATED INCOME STATEMENT
                                 FIRST QUARTER

                                                         2007                                    2006

                                        Business       Disposals,    Total        Business       Disposals,    Total
                                     Performance  re-measurements   Result     Performance  re-measurements   Result
                                             (i)  and impairments                      (i)  and impairments
                                                      (Note 2)(i)                               (Note 2)(i)
                              Notes         GBPm             GBPm     GBPm            GBPm             GBPm     GBPm
Group revenue                              1 943                -    1 943           1 931                -    1 931
Other operating income            2           37              (33)       4              41               24       65
Group revenue and other
operating income                  3        1 980              (33)   1 947           1 972               24    1 996
Operating costs                           (1 212)               -   (1 212)         (1 084)               -   (1 084)
Profits and losses on disposal
of non-current assets and
impairments                       2            -               (1)      (1)              -                -        -
Operating profit/(loss)
before share of results
from joint ventures and
associates                        3          768              (34)     734             888               24      912
Finance income                 2, 4           33                5       38              36                3       39
Finance costs                  2, 4          (30)              (4)     (34)            (19)              (3)     (22)
Share of post-tax results
from joint ventures and
associates                        3           44                -       44              38                -       38
Profit/(loss) before tax                     815              (33)     782             943               24      967
Taxation                       2, 5         (357)              17     (340)           (368)             (10)    (378)
Profit for the period                        458              (16)     442             575               14      589
Attributable to:
BG Group shareholders
(earnings)                                   448              (16)     432             563               15      578
Minority interest                             10                -       10              12               (1)      11

                                             458              (16)     442             575               14      589

Earnings per share - basic        6         13.1p            (0.4p)   12.7p           16.0p             0.4p    16.4p
Earnings per share -
diluted                           6         13.0p            (0.4p)   12.6p           15.9p             0.4p    16.3p

Total operating profit
including share of pre-tax
operating results from joint
ventures and associates(ii)       3          823              (34)     789             958               24      982



i) See Presentation of Non-GAAP measures, page 10, for an explanation of results excluding disposals, re-measurements and impairments and presentation of the results of joint ventures and associates.

ii) This measurement is shown by BG Group as it is used as a means of measuring the underlying performance of the business.



                           CONSOLIDATED BALANCE SHEET


                                                            As at

                                                  31 Mar    31 Dec    31 Mar
                                                    2007   2006(i)      2006
                                                    GBPm      GBPm      GBPm
Assets
Non-current assets
Goodwill                                             339       328       361
Other intangible assets                              665       694       797
Property, plant and equipment                      6 535     5 960     5 835
Investments                                        1 094     1 086     1 203
Deferred tax assets                                   70        74        90
Trade and other receivables                           48        49        51
Commodity contracts and other derivative
financial instruments                                402       273        95

                                                   9 153     8 464     8 432

Current assets
Inventories                                          228       247       170
Trade and other receivables                        1 828     1 854     1 837
Commodity contracts and other derivative
financial instruments                                247       575        12
Cash and cash equivalents                          1 705     1 463     1 697

                                                   4 008     4 139     3 716
Assets classified as held for sale                   224        85        10

Total assets                                      13 385    12 688    12 158

Liabilities
Current liabilities
Borrowings                                           (66)     (103)      (47)
Trade and other payables                          (1 711)   (1 618)   (1 529)
Current tax liabilities                             (513)     (357)     (466)
Commodity contracts and other derivative
financial instruments                               (507)     (741)     (658)

                                                  (2 797)   (2 819)   (2 700)

Non-current liabilities
Borrowings                                        (1 768)   (1 559)   (1 507)
Trade and other payables                             (19)      (21)      (63)
Commodity contracts and other derivative
financial instruments                               (196)      (90)        -
Deferred income tax liabilities                   (1 171)   (1 146)      (774)
Retirement benefit obligations                      (145)     (167)     (159)
Provisions for other liabilities and charges        (402)     (387)     (375)

                                                  (3 701)   (3 370)   (2 878)
Liabilities associated with assets classified as
held for sale                                        (27)      (34)       (3)

Total liabilities                                 (6 525)   (6 223)   (5 581)

Net assets                                         6 860     6 465     6 577

Attributable to:
BG Group equity shareholders                       6 747     6 363     6 464
Minority interest                                    113       102       113

Total equity                                       6 860     6 465     6 577


(i) Restated as a result of post balance sheet events as detailed in the 2006 Annual Report and Accounts.


            CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

                                                             First Quarter
                                                        2007              2006
                                                        GBPm              GBPm
Profit for the period                                    442               589

Hedge adjustments net of tax                              13                22
Currency translation adjustments                          26               (29)

Net gains/(losses) recognised directly in equity          39                (7)

Total recognised income for the period                   481               582

Attributable to:
Minority interests                                        11                15
Shareholders                                             470               567

                                                         481               582


CONSOLIDATED CASH FLOW STATEMENT

                                                                First Quarter
                                                              2007        2006
                                                              GBPm        GBPm
Cash flows from operating activities
Profit before taxation                                         782         967
Share of post-tax results from joint ventures and
associates                                                     (44)        (38)
Depreciation of property, plant and equipment and
amortisation of intangible assets                              168         149
Fair value movements in commodity contracts                     72         (41)
Profit and losses on disposal of non-current assets and
impairments                                                      1           -
Unsuccessful exploration expenditure written off                10          11
(Decrease)/increase in provisions                              (20)          4
Finance income                                                 (38)        (39)
Finance costs                                                   34          22
Share-based payments                                             7           6
Decrease/(increase) in working capital                         114         (54)

Cash generated by operations                                 1 086         987

Income taxes paid                                             (184)       (285)

Net cash inflow from operating activities                      902         702

Cash flows from investing activities
Dividends received from joint ventures and associates           24          11
Proceeds from disposal of subsidiary undertakings and
investments                                                     80           4
Purchase of property, plant and equipment and intangible
assets                                                        (374)       (349)
Loans (to)/from joint ventures and associates                  (15)        (16)
Business combinations and investments                         (406)         (2)

Net cash (outflow)/inflow from investing activities           (691)       (352)

Cash flows from financing activities
Net interest received/(paid)(i)                                 (2)          8
Net proceeds from issue of new borrowings                      137          16
Repayment of borrowings                                        (16)        (48)
Issue of shares                                                  7           6
Purchase of own shares                                         (96)       (147)

Net cash inflow/(outflow) from financing activities             30        (165)

Net increase in cash and cash equivalents                      241         185

Cash and cash equivalents at beginning of period             1 463       1 516
Effect of foreign exchange rate changes                          1          (4)

Cash and cash equivalents at end of period(ii)               1 705       1 697


i) Includes capitalised interest for the first quarter of GBP11 million (2006 GBP14 million).

ii) Cash and cash equivalents comprise cash and short-term liquid investments that are readily convertible to cash.



           RECONCILIATION OF NET BORROWINGS/FUNDS(i) - FIRST QUARTER


                                                                          GBPm
Net borrowings as at 31 December 2006(i) (ii)                             (103)

Net increase in cash and cash equivalents                                  241
Cash inflow from changes in gross borrowings                              (121)
Inception of finance leases                                                (16)
Effect of acquisitions                                                     (40)
Foreign exchange and other re-measurements                                  12

Net borrowings as at 31 March 2007(i) (ii)                                 (27)



Net borrowings attributable to Comgas were GBP265 million (31 December 2006 GBP242 million).

As at 31 March 2007, BG Group's share of the net borrowings in joint ventures and associates amounted to approximately GBP1 billion, including BG Group shareholder loans of approximately GBP0.6 billion. These net borrowings are included in BG Group's share of the net assets in joint ventures and associates which are consolidated in BG Group's accounts.

i)  Net borrowings/funds are defined on page 25.

ii) Net borrowings/funds comprise:

                                                              As at
                                                    31 Mar 2007   31 Dec 2006
                                                           GBPm          GBPm
Amounts receivable/(due) within one year
Cash and cash equivalents                                 1 705         1 463
Overdrafts, loans and finance leases                        (66)         (103)
Derivative financial instruments(iii)                        (7)            -

                                                          1 632         1 360

Amounts receivable/(due) after more than one year
Loans and finance leases                                 (1 768)       (1 559)
Derivative financial instruments(iii)                       109            96

                                                         (1 659)       (1 463)

Net borrowings                                              (27)         (103)



iii) These items are included within commodity contracts and other derivative financial instrument balances on the balance sheet.


Notes


1. Basis of preparation

These primary statements are the unaudited interim consolidated financial statements of BG Group plc for the quarter ended 31 March 2007. The financial information does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985, and should be read in conjunction with the Annual Report and Accounts for the year ended 31 December 2006, as they provide an update of previously reported information.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.


2. Disposals, re-measurements and impairments

                                                                 First Quarter
                                                                 2007     2006
                                                                 GBPm     GBPm
Revenue and other operating income -                              (33)      24
re-measurements of commodity contracts
Profits and losses on disposal of non-current assets and
impairments                                                        (1)       -
Net finance income - re-measurements of financial instruments       1        -
Taxation                                                           17      (10)
Minority interest                                                   -        1

Impact on earnings                                                (16)      15


First quarter: Revenue and other operating income

Re-measurements included within revenue and other operating income amount to a charge of GBP33 million for the quarter (2006 GBP24 million credit), of which a GBP3 million charge (2006 GBP19 million credit) represents non-cash mark-to-market movements on certain long-term UK gas contracts. Whilst the activity surrounding these contracts involves the physical delivery of gas, the contracts fall within the scope of IAS 39 and meet the definition of a derivative instrument.


Net finance costs

Re-measurements presented in net finance costs relate primarily to certain derivatives used to hedge foreign exchange and interest rate risk which have not been designated as hedges under IAS 39, partly offset by foreign exchange movements on certain borrowings in a subsidiary.


2007 first quarter: Disposal of non-current assets

During the first quarter, BG Group disposed of its Mauritanian interests. This resulted in a loss on disposal of GBP1 million. No tax arose on the disposal.


3. Segmental analysis

Group revenue and                 Business        Disposals,    Total       Business       Disposals,   Total
other operating income         Performance   re-measurements   Result    Performance  re-measurements  Result
                                             and impairments                          and impairments
First Quarter                         2007              2007     2007           2006             2006    2006
                                      GBPm              GBPm     GBPm           GBPm             GBPm    GBPm
Exploration and Production           1 027               (33)     994          1 073               24   1 097
Liquefied Natural Gas                  697                 -      697            653                -     653
Transmission and Distribution          220                 -      220            203                -     203
Power Generation                        96                 -       96             92                -      92
Other activities                         2                 -        2              3                -       3
Less: intra-group sales                (62)                -      (62)           (52)               -     (52)

                                     1 980               (33)   1 947          1 972               24   1 996



                                   Business          Disposals,              Total Result
                                 Performance(i)    re-measurements
                                                   and impairments(i)
First Quarter                     2007    2006      2007        2006         2007     2006
                                  GBPm    GBPm      GBPm        GBPm         GBPm     GBPm
Total operating profit
before share of results
from joint ventures and
associates

Exploration and Production         626     726       (34)         24          592      750
Liquefied Natural Gas               96     108         -           -           96      108
Transmission and Distribution       40      54         -           -           40       54
Power Generation                    18      10         -           -           18       10
Other activities                   (12)    (10)        -           -          (12)     (10)

                                   768     888       (34)         24          734      912

Pre-tax share of operating
results of joint ventures
and associates(ii)

Liquefied Natural Gas               25      30         -           -           25       30
Transmission and Distribution       10      11         -           -           10       11
Power Generation                    20      29         -           -           20       29

                                    55      70         -           -           55       70
Total operating profit
including share of results
from joint ventures and
associates

Exploration and Production         626     726       (34)         24          592      750
Liquefied Natural Gas              121     138         -           -          121      138
Transmission and Distribution       50      65         -           -           50       65
Power Generation                    38      39         -           -           38       39
Other activities                   (12)    (10)        -           -          (12)     (10)

                                   823     958       (34)         24          789      982



i) Business Performance excludes disposals, certain re-measurements and impairments. See Note 2, page 17 and Presentation of Non-GAAP measures, page 10.

ii) Share of results in joint ventures and associates in the table above is before finance costs and taxation. The share of results after finance costs and taxation for the quarter is GBP44 million (2006 GBP38 million).


3. Segmental analysis (continued)

Total Result                     Operating profit before     Share of results in    Total Result
                               share of results from joint    joint ventures and
                                 ventures and associates          associates
First Quarter                       2007          2006        2007        2006      2007    2006
                                    GBPm          GBPm        GBPm        GBPm      GBPm    GBPm

Exploration and Production           592           750           -           -       592     750
Liquefied Natural Gas                 96           108          16          12       112     120
Transmission and Distribution         40            54          15           6        55      60
Power Generation                      18            10          13          20        31      30
Other activities                     (12)          (10)          -           -       (12)    (10)

                                     734           912          44          38       778     950

Net finance income                                                                     4      17
Taxation                                                                            (340)   (378)

Profit for the period                                                                442     589



4. Net finance costs

                                                                First Quarter
                                                                2007      2006
                                                                GBPm      GBPm
Interest payable                                                 (23)      (18)
Interest on obligations under finance leases                     (13)      (12)
Interest capitalised                                              11        14
Unwinding of discount on provisions(i)                            (5)       (3)
Disposals, re-measurements and impairments (Note 2)               (4)       (3)

Finance costs                                                    (34)      (22)

Interest receivable                                               33        36
Disposals, re-measurements and impairments (Note 2)                5         3

Finance income                                                    38        39

Net finance income(ii)                                             4        17


i) Relates to the unwinding of the discount on provisions in respect of decommissioning and amounts in respect of pension obligations which represent the unwinding of discount on the plans' liabilities offset by the expected return on the plans' assets.

ii) Excludes Group share of net finance costs from joint ventures and associates for the quarter of GBP12 million (2006 GBP16 million).



5. Taxation

The taxation charge for the quarter before disposals, re-measurements and impairments was GBP357 million (2006 GBP368 million) and the taxation charge including disposals, re-measurements and impairments was GBP340 million (2006 GBP378 million).

The Group share of taxation from joint ventures and associates for the quarter was GBP1 million credit (2006 GBP16 million charge).


6. Earnings per ordinary share

                                                           First Quarter
                                                       2007           2006
                                                   GBPm   Pence   GBPm   Pence
                                                            per            per
                                                          share          share
Earnings                                            432    12.7    578    16.4
Re-measurements (after tax and minority interest)    15     0.4    (15)   (0.4)

Profits and losses on disposals (after tax)           1       -      -       -

Earnings - excluding disposals, re-measurements
and impairments                                     448    13.1    563    16.0



Basic earnings per share calculations in 2007 are based on shares in issue of 3 407 million for the quarter.

The earnings figure used to calculate diluted earnings per ordinary share is the same as that used to calculate earnings per ordinary share given above, divided by 3 437 million for the quarter, being the weighted average number of ordinary shares in issue during the quarter as adjusted for share options.



7. Capital investment: geographical analysis

                                                               First Quarter
                                                            2007          2006
                                                            GBPm          GBPm
Europe and Central Asia                                      260           104
South America                                                 19            73
Asia Pacific                                                  36            23
North America and the Caribbean                              461           109
Mediterranean Basin and Africa                                93            77

                                                             869           386



8. Quarterly information: earnings and earnings per share



                                                                 2007    2006   2007     2006
                                                                 GBPm    GBPm   pence   pence
First quarter
 - including disposals, re-measurements and impairments           432     578    12.7    16.4
 - excluding disposals, re-measurements and impairments           448     563    13.1    16.0

Second quarter
 - including disposals, re-measurements and impairments                   418            12.0
 - excluding disposals, re-measurements and impairments                   325             9.3

Third quarter
 - including disposals, re-measurements and impairments                   394            11.5
 - excluding disposals, re-measurements and impairments                   342            10.0

Fourth quarter
 - including disposals, re-measurements and impairments                   389(i)         11.4(i)
 - excluding disposals, re-measurements and impairments                   410            12.0

Full year
 - including disposals, re-measurements and impairments                 1 779(i)         51.4(i)
 - excluding disposals, re-measurements and impairments                 1 640            47.4



(i) Restated as a result of post balance sheet events as detailed in the 2006 Annual Report and Accounts.



Supplementary information: Operating and financial data

                                                    First Quarter      Fourth
                                                                      Quarter
                                                   2007       2006       2006
Production volumes (mmboe)
 - oil                                              6.5        5.6        5.9
 - liquids                                          8.8        7.4        8.7
 - gas                                             42.9       42.8       42.6

 - total                                           58.2       55.8       57.2

Production volumes (kboed)
 - oil                                               72         62         64
 - liquids                                           98         82         95
 - gas                                              477        476        463

 - total                                            647        620        622

LNG cargoes
 - Lake Charles, USA                                 18          2         13
 - Elba Island, USA                                  15          9         14
 - Europe, Asia and other USA                        19         29         23

 - total                                             52         40         50

LNG managed volumes (thousand mmbtu)            144 752    115 812    139 763

Average realised oil price per barrel          GBP29.60   GBP35.74   GBP31.57
                                                ($58.13)   ($62.53)   ($60.13)

Average realised liquids price per barrel      GBP23.21   GBP28.68   GBP24.36
                                                ($45.57)   ($50.17)   ($46.40)

Average realised UK gas price per produced
therm                                             37.03p     38.84p     34.41p

Average realised International gas price per
produced therm                                    16.31p     18.40p     16.69p

Average realised gas price per produced therm     21.50p     23.69p     21.28p

Lifting costs per boe                           GBP1.51    GBP1.19    GBP1.51
                                                 ($2.97)    ($2.08)    ($2.88)

Operating expenditure per boe                   GBP2.51    GBP2.18    GBP2.53
                                                 ($4.92)    ($3.82)    ($4.82)

Development expenditure (GBPm)                        291        131        201

Gross exploration expenditure (GBPm)
 - capitalised expenditure                           59        136        129
 - other expenditure                                 46         33         51

 - gross expenditure                                105        169        180



Supplementary information: Operating and financial data (continued)

BG Group's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, other factors being constant, a $1.00 rise (or fall) in the Brent price would increase (or decrease) operating profit in 2007 by approximately GBP40 million to GBP50 million.

BG Group's exposure to the US$/UKGBP exchange rate varies according to a number of factors including commodity prices and the timing of US Dollar revenues and costs including capital expenditure. Management estimates that in 2007, other factors being constant, a 10 cent strengthening (or weakening) in the US Dollar would increase (or decrease) operating profit by approximately GBP140 million to GBP160 million.


Glossary

In BG Group's results some or all of the following definitions are used:

bcf         billion cubic feet
bcfd        billion cubic feet per day
bcmpa       billion cubic metres per annum
boe         barrels of oil equivalent
boed        barrels of oil equivalent per day
bopd        barrels of oil per day
CCGT        combined cycle gas turbine
DCQ         daily contracted quantity
E&P         Exploration and Production
EPC         engineering, procurement and construction
EPIC        engineering, procurement, installation and commissioning
FEED        front end engineering design
FERC        Federal Energy Regulatory Commission
Gearing     net borrowings as a percentage of total shareholders' funds
ratio       (excluding the re-measurement of commodity financial instruments and associated deferred tax) plus net borrowings
GW          gigawatt
IAS 39      International Accounting Standard 39 (Financial Instruments)
IFRS        International Financial Reporting Standards
kboed       thousand barrels of oil equivalent per day
LNG         Liquefied Natural Gas
Managed     Comprises all LNG volumes contracted for purchase and having related
volumes     revenue and other operating income recognised in the applicable period
m           million
mmboe       million barrels of oil equivalent
mmbtu       million british thermal units
mmcfd       million cubic feet per day
mmcmd       million cubic metres per day
mmscfd      million standard cubic feet per day
mmscm       million standard cubic metres
mmscmd      million standard cubic metres per day
MoU         Memorandum of understanding
mtpa        million tonnes per annum
MW          megawatt
Net         Comprise cash, current asset investments, finance leases, currency borrowings/ and interest rate derivative financial instruments and short- and
funds       long-term borrowings
NGL         Natural gas liquids
PSA         production sharing agreement
T&D         Transmission and Distribution
Total       Group operating profit plus share of pre-tax operating results of
operating   joint ventures and associates
profit
UKCS        United Kingdom Continental Shelf
UKCNS       United Kingdom central North Sea
Unit        Production costs and royalties incurred over the period divided by
operating   the net production for the period. Production costs and royalties expenditure (other operating costs) for the period are disclosed under "results
per boe     of operations" in the Supplementary information - Oil and Gas disclosures in BG Group's Annual Report & Accounts for the period.
            This measure does not include the impact of depreciation and amortisation costs and exploration costs as they are not considered to be costs associated with the operation of producing assets.
Unit        Unit operating expenditure as defined above, excluding royalty,
lifting     tariff and insurance costs incurred over the period divided by the
costs per   net production for the period. Unit lifting costs as used in this
boe         ratio do not represent "Production (Lifting) Costs" as defined by
            FAS 19 and FAS 69.


Enquiries

Enquiries relating to BG Group's          General enquiries about shareholder
results, business and financial           matters should be made to:
position should be made to:

Investor Relations Department             Lloyds TSB Registrars
BG Group plc                              The Causeway
Thames Valley Park Drive                  Worthing
Reading                                   West Sussex
Berkshire                                 BN99 6DA
RG6 1PT

Tel: 0118 929 3025                        Tel: 0870 600 3951

e-mail: invrel@bg-group.com               e-mail: bg@lloydstsb-registrars.co.uk


Financial Calendar

Payment of 2006 final dividend:

     Shareholders                                    25 May 2007
     American depositary receipt holders             4 June 2007

Announcement of 2007 second quarter and
half year results                                   27 July 2007


                     BG Group plc website: www.bg-group.com

                               Registered office
                 100 Thames Valley Park Drive, Reading RG6 1PT
                       Registered in England No. 3690065




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 4 May 2007                                 By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Company Secretary